EXHIBIT 12.3

To Holders Of Units Of Boston Financial Qualified Housing Limited Partnership

Re:	Offer to Purchase Units for $21 Per Unit

Dear Unit Holder:

         Enclosed is an Offer To Purchase up to 12,500 units (“Units”) of limited partnership interests in Boston Financial Qualified Housing Limited Partnership (the “Partnership”) at a cash purchase price of $21 per Unit, without interest, less the amount of distributions made to you after the date of the Offer and less any transfer fees imposed by the Partnership for each transfer, which the Partnership advises us are $10 per Unit, (with a $100 minimum fee and a $250 maximum fee).

         Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

o	The Purchaser filed a lawsuit against the Partnership and affiliates of the Partnership on July 13, 2004, relating to the Purchaser’s request for access to the books and records of the Partnership and the affiliated limited partnerships. Prior to including the Partnership as a party to the lawsuit, the Purchaser sent a letter to the Partnership requesting access to the Partnership’s books and records, to which the Partnership did not respond.

o	The cash purchase price plus the estimated value of the current year tax loss totals $373[1]. Unit Holders who sell will receive an accelerated 2004 tax year benefit.

o	The Units are illiquid. According to Direct Investments Spectrum, trades during the past two years have ranged from $25 per Unit to $75 per Unit. The Offer allows Unit Holders to dispose of their Units without incurring the sales commissions (typically up to 10% with a minimum of $150-$200) associated with sales arranged through brokers or other intermediaries.

o	Sale of all your Units will not result in the loss of tax credits previously taken. Unit Holders who sell all of their Units will also eliminate the need to file Form K-1 information for the Partnership with their federal tax returns for years after the Partnership’s confirmation of the transfer of Units.

         We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

         The Offer is scheduled to expire on Friday, November 12, 2004. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (816) 303-4500.

Very truly yours,

Park G.P., Inc.

_________________

         1 Assumes a combined federal/state capital gains tax rate of 36% and that prior Partnership losses have not been utilized. Each Unit Holder should check with their tax advisor as an individual tax rates and circumstances will vary.